UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20529

FORM 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                            to

Commission File Number: 001-12669

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCBT N.A. Employees’ Savings Plan

950 John C. Calhoun Drive, S. E.

Orangeburg, South Carolina 29115

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCBT FINANCIAL CORPORATION

520 Gervais Street

Columbia, South Carolina 29201

SCBT N.A. Employees’ Savings Plan

Financial Statements with Supplementary Information

December 31, 2011 and 2010 and for the Year Ended December 31, 2011

And Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Trustees of the

SCBT N.A. Employees’ Savings Plan

Columbia, South Carolina

We have audited the accompanying statements of net assets available for benefits of the SCBT N.A. Employees’ Savings Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SCBT N.A. Employees’ Savings Plan as of December 31, 2011 and 2010 and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP
Charlotte, North Carolina
June 27, 2012

SCBT N.A. Employees’ Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
ASSETS
Cash	$7,510	$—

Investments, at fair value:
Money market funds	—	4,503,592
Mutual funds	23,802,449	21,941,060
Common collective trust funds	5,988,036	—
SCBT Financial Corporation common stock	3,437,837	3,733,143
Total investments	33,228,322	30,177,795

Receivables:
Employer’s contribution	892,245	771,040
Participants’ contributions	125,208	119,962
Total receivables	1,017,453	891,002

Net assets reflecting investments at fair value	34,253,285	31,068,797

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(197,587)	—

Net assets available for benefits	$34,055,698	$31,068,797

The accompanying notes are an integral part of the financial statements.

SCBT N.A. Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income:
Dividends	$642,163
Interest	29,962
Total investment income	672,125

Contributions:
Participants’	3,286,364
Rollovers	1,049,399
Employer’s	892,172
Total contributions	5,227,935
Total additions	5,900,060

Deductions from net assets attributed to:
Net depreciation in fair value of investments	1,489,907
Benefits paid to participants	1,387,920
Administrative expenses	35,332
Total deductions	2,913,159

Net increase	2,986,901

Net assets available for benefits:
Balance, beginning of year	31,068,797
Balance, end of year	$34,055,698

The accompanying notes are an integral part of the financial statements.

SCBT N.A. Employees’ Savings Plan

Notes to Financial Statements

Note 1 — Description of Plan

The following description of the SCBT N.A. Employees’ Savings Plan (“Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a contributory defined contribution plan covering all employees of SCBT, N.A. (the “Company”), a wholly-owned subsidiary of SCBT Financial Corporation, and all affiliates of the Company who are age twenty-one or older.  The Company’s employees can enter the Plan on the first day of each month after meeting eligibility requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The custodian of the Plan is Wilmington Trust Company and the Plan allows participants an array of investment options for retirement savings.

Contributions:

Each year, participants may contribute up to 50% of pretax annual base compensation, as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Previously, the Company was contributing to the Plan based on a fixed matching formula.  For employees who had attained the age of 45 and had at least five vesting years of service as of January 1, 2006, the Company contributed 50% of the first 6% of base compensation that a participant contributed to the Plan up to a maximum matching contribution of 3% of base compensation.  For employees who had not attained the age of 45 or had less than five vesting years of service as of January 1, 2006, the Company contributed 100% of the first 6% of base compensation that a participant contributed.  For employees hired on or after January 1, 2006, the Company contributed 100% of the first 6% of base compensation that a participant contributed. On April 28, 2009 the Plan was amended to eliminate the fixed matching contribution formula and to provide for a discretionary matching contribution formula which became effective on April 1, 2009. The Company temporarily suspended its matching contribution effective April 1, 2009.

Prior to April of 2009, the Company automatically enrolled new employees and deferred 2% of his or her salary within the Plan if he or she did not elect to defer his or her salary by the election date.  Effective April 1, 2009, automatic enrollment into the Plan was suspended.

Effective January 1, 2010 the Company reinstated its matching contribution at 50% of the first 4% of base compensation that a participant contributes to the Plan up to a maximum matching contribution of 2% of base compensation.  Employer contributions may be made annually from current or accumulated net profits.  Both employer and employee contributions are subject to certain limitations based on the Internal Revenue Code (“IRC”).

Participant accounts:

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contribution, and allocations of plan earnings or losses.   Each participant’s account is also charged with an allocation of administrative expenses.  Allocations are based on account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Note 1 — Description of Plan (continued)

Vesting:

Participants’ accounts are immediately vested in their contributions plus the related earnings.

Employer matching contributions for the accounts of participants hired before January 1, 2006 are fully vested.  The following vesting schedule applies for employer matching contributions for participants hired on or after January 1, 2006:

Years of Service	Vested Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

A three-year cliff vesting schedule would be in effect for those participants hired on or after January 1, 2006 if the Plan were to become categorized as top-heavy.  An employee must complete at least 1,000 hours of service during a vesting computation period to receive credit for a year of service.  The Plan measures a year of service on the basis of the 12-consecutive month period of the Plan year.

Forfeitures:

At December 31, 2011 and 2010, forfeited non-vested accounts totaled $28,486 and $35,762, respectively.  These accounts will be used to reduce future employer contributions.  Forfeitures of $8,045 were used to offset the 2011 employer contributions.

Payment of benefits:

On termination of service due to death, disability, retirement, or other reasons, a participant may leave the funds in the Plan or receive a lump-sum amount equal to the value of his or her account.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurements.

Note 2 — Summary of Significant Accounting Policies (continued)

The fair value of the Plan’s interest in stable value common collective trust fund is based on the fair value of the fund’s underlying managed group annuity contract, as reported by the issuer of the contract.  The fully benefit-responsive stable value fund is valued at contract value as estimated by the administrator of the fund.  As described above, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis.

The Plan provides for various investment options in any combination of SCBT Financial Corporation stock (not to exceed 50% of participant’s account balance), mutual funds, common collective trust funds, or money market funds. Investment securities are exposed to various risks, such as interest rate, liquidity, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of the Plan’s investments consists of the realized gains or losses on investments sold and unrealized appreciation or depreciation on investments held at year end.

Payment of Benefits:

Benefits are recorded when paid.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

Note 3 — Related Party Transactions

Certain Plan investments are shares of SCBT Financial Corporation common stock formerly held by the plan sponsor’s trust department.   The Plan held common shares of SCBT Financial Corporation of 117,589 shares valued at $3,437,837 and 113,985 shares valued at $3,733,143 at December 31, 2011 and 2010, respectively.  No fees were paid by the Plan to the trust department for the year ended December 31, 2011.  Dividends received from SCBT Financial Corporation common stock totaled $79,597 for the year ended December 31, 2011.

Note 4 — Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in their accounts.

Note 5 — Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan was in compliance with the applicable requirements of the IRC.  The Plan is relying on the IRS approval of the standardized prototype plan that it is utilizing.  The IRS has determined and informed the third-party administrator by a letter dated March 31, 2008, that the prototype plan document was designed in accordance with applicable sections of the IRC.  The Plan has been amended since the IRS approval letter of the standardized prototype plan, however the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of December 31, 2011.

Under accounting principles generally accepted in the United States, plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 6 — Plan Operating Costs

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document.  Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Note 7 — Investments

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2011	2010

SCBT Financial Corporation common stock, 117,589 and 113,985 shares, respectively	$3,437,837	$3,733,143
Putnam Stable Value Fund, 5,790,449 and 0 shares, respectively	5,988,036	—
Vanguard Index 500 Signal Fund, 52,988 and 51,610 shares, respectively	5,068,291	4,938,002
Harbor Bond Fund, 385,279 and 323,121 shares, respectively	4,696,140	3,909,765
Mainstay Large Cap Growth Fund, 604,646 and 0 shares, respectively	4,275,542	—
American Funds EuroPacific R5, 77,880 and 67,961 shares, respectively	2,732,797	2,807,459
Columbia Dividend Income Fund, 154,231 and 117,097 shares, respectively	2,100,857	1,529,293
Vanguard Money Market Fund, 0 and 4,503,592 shares, respectively	—	4,503,592
American Funds Growth Fund of America R5, 0 and 141,453 shares, respectively	—	4,298,762

Note 7 — Investments (continued)

During 2011, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Year Ended
December 31,
2011

Mutual funds	$(1,057,285)
SCBT Financial Corporation common stock	(432,622)
Net depreciation	$(1,489,907)

Note 8 — Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. FASB ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1          Observable inputs such as quoted prices in active markets;

Level 2          Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3          Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a description of valuation methodologies used for assets recorded at fair value on a recurring and nonrecurring basis.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

SCBT Financial Corporation common stock is valued on a recurring basis at quoted market prices where available.  The common stock is classified within Level 1 of the valuation hierarchy.

Mutual Funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Stable Value Fund (“The Fund”) is a collective trust fund sponsored by Putnam Investment Company.  The beneficial interest of each participant is represented by units.  Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit.  Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.  It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Note 8 — Fair Value (continued)

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs.  Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Stable Value Fund

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor.  The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•            A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•            Material breaches of responsibility which are not cured.

•            Material or adverse changes to the provisions of the Plan.

•            Complete or partial termination of the Plan or its merger with another plan.

Circumstances that Impact the Fund

The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties.  A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances.  Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances.  In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events.  These events include:

•            Termination of the Fund.

•            A material adverse change to the provisions of the Fund.

•            The terms of a successor plan (in the event of a spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

In the event that wrapper contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets decline.  The Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations.  The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets.  This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract.  Wrapper contracts are not transferable and have no trading market.  There are a limited number of wrapper issuers.  The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Note 8 — Fair Value (continued)

The table below presents the recorded amount of the Plan’s investments measured at fair value on a recurring basis.

	December 31, 2011
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Growth funds	$9,452,431	$9,452,431	$—	$—
Index fund	5,068,291	5,068,291	—	—
Fixed income fund	4,696,140	4,696,140	—	—
Equity income fund	2,100,857	2,100,857	—	—
Value fund	1,071,186	1,071,186	—	—
Core fund	1,413,544	1,413,544	—	—
Total mutual funds	23,802,449	23,802,449	—	—

Common collective trust fund	5,988,036	—	5,988,036	—
Common stock - SCBT Financial Corporation	3,437,837	3,437,837	—	—
Total investments	$33,228,322	$27,240,286	$5,988,036	$—

	December 31, 2010
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Growth funds	$9,286,662	$9,286,662	$—	$—
Index fund	4,938,002	4,938,002	—	—
Fixed income fund	3,909,765	3,909,765	—	—
Equity income fund	1,529,293	1,529,293	—	—
Value fund	927,769	927,769	—	—
Core fund	1,349,569	1,349,569	—	—
Total mutual funds	21,941,060	21,941,060	—	—

Money market fund	4,503,592	—	4,503,592	—
Common stock - SCBT Financial Corporation	3,733,143	3,733,143	—	—
Total investments	$30,177,795	$25,674,203	$4,503,592	$—

Note 9 — Net Asset Value Per Share

The following table for December 31, 2011 and 2010 sets forth a summary of the Plan’s investments with a reported estimated fair value using net asset value per share:

	Fair Value at December 31, 2011	Fair Value at December 31, 2010	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust funds:
Stable value fund (a)	$5,988,036	$—	$—	Daily	None
Total investments	$5,988,036	$—	$—

(a)          The objective of the stable value fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumptions of investment risk providing for preservation of capital, stability, and predictability of returns, liquidity to pay plan benefits, and high credit quality.

Note 10 — Subsequent Events

Effective January 1, 2012, the Company increased the employer match so that participating employees would receive a 50% matching of their 401(k) plan contribution up to 6% of salary.

The Company has evaluated subsequent events for accounting and disclosure purposes through the date the financial statements are issued.

Supplementary Information

SCBT N.A. Employees’ Savings Plan

EIN 57-0219408

Plan No.  002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor,	Description of Investment Including Maturity Date,	(d)	Current
(a)	or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

	Corporate Stocks
*	SCBT Financial Corporation	117,589 common shares	**	$3,437,837

	Mutual Funds
	American Funds	EuroPacific Growth Fund Class R5, 77,880 shares	**	2,732,797

	Columbia Management	Columbia Acorn USA Fund, 56,189 shares	**	1,515,992

	Columbia Management	Columbia Dividend Income Fund, 154,231 shares	**	2,100,857

	Diamond Hill Funds	Diamond Hill Small Cap Fund, 61,343 shares	**	1,413,544

	Goldman Sachs	Goldman Sachs Mid Cap Value A Fund, 32,110 shares	**	1,071,186

	Harbor Funds	Harbor Bond Fund, 385,279 shares	**	4,696,140

	Mainstay Funds	Mainstay Large Cap Growth Fund, 604,646 shares	**	4,275,542

	T. Rowe Price	Mid Cap Growth Fund, 17,601 shares	**	928,100

	Vanguard	Index 500 Signal Fund, 52,988 shares	**	5,068,291
				23,802,449
	Common Collective Trust Funds
	Putnam Investments	Putnam Stable Value Fund, 5,790,449 shares, at contract value	**	5,790,449

				$33,030,735

*            Indicates a party-in-interest

**     The cost of participant-directed investments is not required to be disclosed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan investment committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCBT N.A. Employees’ Savings Plan
(Name of Plan)

Date: June 27, 2012	/s/ Richard C. Mathis
Richard C. Mathis
SCBT Investment Committee

Exhibit Index

Exhibit No.	Description	Location

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith